Report of Independent Registered Public Accounting
Firm



The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Floating Rate Income
Fund and Dreyfus Core Equity Fund (the "Funds"), each a series of The Dreyfus/Laurel Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31,
2017, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2017, and with respect to agreement of security purchases and sales, for the period from February 28, 2017
(the date of the Funds' last examination), through August
31, 2017:

1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon (the "Custodian") in Jersey
City, NJ.

2.	Confirmation of all securities held, hypothecated, pledged,
placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;

5.	Confirmation of all repurchase agreements, if any, with
brokers/banks and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral, if any, with Custodian records;

6.	Agreement of pending purchase and sale activity for the
Funds as of August 31, 2017, if any, to documentation of corresponding subsequent bank statements;


7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2016 to
June 30, 2017 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.


In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2017, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Directors of The
Dreyfus/Laurel Funds, Inc., and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

				/s/ KPMG LLP

New York, New York
June 26, 2018











June 26, 2018
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus Floating Rate
Income Fund and Dreyfus Equity Income Fund (collectively, the "Funds"), each a series of The Dreyfus/Laurel Funds, Inc., are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies" of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of August 31, 2017 and from February 28, 2017 (the date of the Funds' last examination) through August 31, 2017.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2017, and from February 28, 2017 through August 31, 2017, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer